Lixiang Education Holding Co., Ltd.

No. 818 Hua Yuan Street

Liandu District, Lishui City, Zhejiang Province, 323000

People’s Republic of China

November 9, 2022

VIA EDGAR AS CORRESPONDENCE

Mr. Tony Watson

Mr. Adam Phippen

Mr. Nicholas Nalbantian

Ms. Cara Wirth

Division of Corporation Finance, Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lixiang Education Holding Co., Ltd.

Amendment No. 1 to Form 20-F for Fiscal Year Ended December 31, 2021 Filed on August 24, 2022

Response to Oral Comments received on October 26, 2022

File No. 001-39559

Dear Mr. Watson, Mr. Phippen, Mr. Nalbantian and Ms. Wirth,

Lixiang Education Holding Co., Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), is submitting this letter to respond to the oral comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received on October 26, 2022 (the “Oral Comments”) relating to the response letter dated October 6, 2022 regarding the Amendment No. 1 to the Annual Report on Form 20-F filed by the Company on August 24, 2022.

Set forth below are the responses of the Company to the Staff’s Oral Comments. For ease of reference, each comment contained in the Oral Comments is printed below in bold and is followed by the Company’s response.

Amendment No. 1 to Form 20-F For Fiscal Year Ended December 31, 2021 filed on August 24, 2022

Enforceability of Civil Liabilities, page 3

1.	We note your response to comment 20 and reissue it in part. In future filings, please name the directors, officers, or members of senior management located in the PRC/Hong Kong in this section.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will include the required disclosure in future Annual Reports on Form 20-F as follows, with necessary updates.

“All of our directors, namely Ms. Fen Ye, Mr. Biao Wei, Ms. Fang Ye, Ms. Hong Ye, Mr. Teck Yong Heng and Mr. Yan Kit Lee, and all of our officers, namely Mr. Guoliang Chen and Mr. Luoyuan Ye, reside within the PRC and Hong Kong, and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process upon us or these persons, or to bring actions or enforce judgments obtained in United States courts against us or them, based on the civil liability provisions of the securities laws of the United States or any state in the United States.”

Item 3. Key Information, page 5

2.	We note your amended disclosure in response to comment 1. In future filings, please revise to indicate that your structure provides unique risks to investors.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will include the required disclosure in future Annual Reports on Form 20-F as follows, with necessary updates.

“Our corporate structure involves unique risks to investors as they are purchasing equity securities in a Cayman Islands holding company with operations conducted by our subsidiaries and consolidated VIEs based in mainland China and Hong Kong.”

3.

We note your response to comment 3 and reissue it in part. In future filings, refrain from using terms such as “we” or “our” when describing activities or functions of a VIE as you do not have ownership or control of the VIE. For example, you disclose “we, through the VIE, Lishui Mengxiang, primarily offer high school education .... “ and “our subsidiaries and consolidated VIEs.” Please revise your disclosure in each instance throughout your annual report, as appropriate.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will include the required disclosure in future Annual Reports on Form 20-F as follows, with necessary updates.

“‘Lixiang’, ‘we,’ ‘us,’ ‘our company,’ ‘the Company” and ‘our’ refer to Lixiang Education Holding Co., Ltd. (formerly known as Lianwai Education Group Limited), an exempted company incorporated in the Cayman Islands with limited liability, and its subsidiaries;

‘Variable Interest Entities’ or ‘VIEs’ refer to Lishui Mengxiang and its consolidated subsidiaries.”

For illustration of this future disclosure, the corresponding paragraphs of the Form 20-F for the fiscal year ended December 31, 2021, as amended, would read as follows.

The first two sentences of the first paragraph on Page 6 of the Form 20-F for the fiscal year ended December 31, 2021

“Currently, we and the VIEs, primarily offer high school education at Qingtian International School, in Lishui City, Zhejiang Province. Lishui Mengxiang became the sponsor of Qingtian International School in August 2021. Prior to August 31, 2021, we and the VIEs primarily operated primary and secondary school in Baiyun campus and Yijing campus—Featured Division of Lianwai School.”

The last paragraph (other than the last sentence) on Page 6 of the Form 20-F for the fiscal year ended December 31, 2021

“We and the VIEs have explored and considered business opportunities beyond high school education. We and the VIEs took steps to expand into online education and vocational education. In February 2021, Liandu WFOE completed the acquisition of 100% equity interests of Hangzhou Youxi for the layout of online education. In January 2022, Lishui Mengxiang formed Beijing Xinxiang with a third-party company, Beijing R.R.Z., to provide vocational education in the health care industry. In April 18, 2022, as part of the transactions contemplated under the investment cooperation agreement entered into by Lishui Mengxiang and Beijing S.K. in July 2021 to expand our and the VIEs’ business into vocational education, Lishui Mengxiang entered into definitive agreements to acquire 100% equity interests of Beijing P.X., a wholly-owned subsidiary of Beijing S.K., which in turn holds 100% equity interests of Chuangmei Weiye and Hainan Jiangcai, and the sponsorship interests of Langfang School.”

The Company will make the corresponding changes in future Annual Reports on Form 20-F.

4.

We note that in a number of places in the annual report you state that you control the VIEs, in future filings refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. In addition, please make sure that any references to control or benefits that accrue to you because of the VIE are limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Lastly, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will include the required disclosure in future Annual Reports on Form 20-F as follows, with necessary updates.

“The contractual agreements are not equivalent to equity ownership in the business of the VIEs. Our control over the VIEs and our position of being the primary beneficiary of the VIEs for the accounting purposes are limited to the conditions that we met for consolidation of the VIEs under U.S. GAAP. Such conditions include that (i) we control the VIEs through power to govern the activities which most significantly impact the VIEs’ economic performance, (ii) we are contractually obligated to absorb losses of the VIEs that could potentially be significant to the VIEs, and (iii) we are entitled to receive benefits from the VIEs that could potentially be significant to the VIEs. Only if we meet the aforementioned conditions for consolidation of the VIEs under U.S. GAAP, we will be deemed as the primary beneficiary of the VIEs, and the VIEs will be treated as our consolidated affiliated entities for accounting purposes.”

5. We	note your amended disclosure in response to comment 4. In future filings:

•	On page 18, where you cross-reference to “Item 8. Financial Information – Dividend Policy,” please revise to include a description on such policy here.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will include a description on dividend policy in future Annual Reports on Form 20-F as follows, with necessary updates.

“According to the dividend policy, our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. See ‘Item 8. Financial Information—Dividend Policy. ’”

•

Disclose, in this section, that to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash. Provide cross-references to the discussions in the summary risk factors and risk factors sections.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will include the required disclosure in future Annual Reports on Form 20-F as follows, with necessary updates.

“To the extent cash is generated in our PRC Subsidiaries, and may need to be used to fund operations outside of mainland China, such funds may not be available due to limitations placed by the PRC government. Furthermore, to the extent assets (other than cash) in our business are located in the PRC or held by a PRC entity, the assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of us and our subsidiaries to transfer assets by the PRC government. See ‘Item 3. Key Information – Risk Factors Summary’ and ‘Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China— Restrictions on currency exchange under PRC laws may limit our ability to convert cash derived from our operating activities into foreign currencies and may materially and adversely affect the value of your investment.’”

•

Please provide a more detailed summary of your cash management policies including, but not limited to, (i) the levels that would require Chief Financial Officer and Chief Executive Officer approval, (ii) the source(s) of such policies, and(iii) if applicable, additional detail on how such policies impact cash transferred between you, your subsidiaries, the consolidated VIEs or investors.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will include its cash management policies in future Annual Reports on Form 20-F as follows, with necessary updates.

“The cash management policies are a part of the Company’s internal control procedures. The cash management policies enable the Company to formalize the procedures on the handling, depositing, receiving, safeguarding and recording of cash transfers. The cash management policies provide reasonable assurance for the consolidated financial statements, rather than imposing any restrictions or limitations on the cash transferred among the Company, its subsidiaries, the consolidated VIEs and its shareholders, as the case may be. Each cash transfer requires approval of the financial manager. Cash transfer in excess of RMB0.5 million (US$0.08 million) but less than RMB1 million (US$0.16 million) shall be reviewed and approved by the Chief Financial Officer of the Company. Cash transfer in excess of RMB1 million (US$0.16 million) shall be reviewed and approved by both Chief Financial Officer and Chief Executive Officer of the Company.”

•	Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will include the cross-references in future Annual Reports on Form 20-F.

6.

We note your amended disclosure in response to comment 5, including your cross-reference to “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements.” In future filings, please revise to describe such contractual arrangements in “Item 3. Key Information” as well.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will include the required disclosure in future Annual Reports on Form 20-F as follows, with necessary updates.

“The contractual agreements or their forms are filed as exhibits to the registration statement on Form 20-F of which this annual report is a part and include: (i) Exclusive Call Option Agreement. Under the Exclusive Call Option Agreement dated April 20, 2022, the shareholders of Lishui Mengxiang have irrevocably granted Liandu WFOE or its designated purchaser the exclusive right to purchase all or part of the direct and/or indirect equity interests of Lishui Mengxiang, or the Equity Call Option. The purchase price payable by Liandu WFOE or its designated purchaser in respect of the transfer of Lishui Mengxiang’s direct and/or indirect equity interest or equity interests shall be at the lowest price permitted under the PRC laws and regulations; (ii) Proxy Agreement for School’s Sponsors and Council Members. Pursuant to the Proxy Agreement for School’s Sponsors and Council Members dated April 20, 2022, Lishui Mengxiang has irrevocably authorized and entrusted Liandu WFOE to exercise all its rights as school sponsor of Qingtian International School to the extent permitted by the PRC laws, including the right to appoint and/or elect of council members and supervisors of Qingtian International School, etc.; (iii) Proxy Agreement for Shareholders. Pursuant to the Proxy Agreement for Shareholders dated April 20, 2022, each shareholder of Lishui Mengxiang has irrevocably authorized and entrusted Liandu WFOE to exercise all its rights as the shareholder to the extent permitted by the PRC laws; (iv) Business Cooperation Agreement. Pursuant to the Business Cooperation Agreement dated April 20, 2022, Liandu WFOE shall provide technical services, management support and consulting services necessary for the private education business, and in return, Qingtian International School and its sponsor, Lishui Mengxiang shall make payments accordingly; (v) Exclusive Technical Service and Business Consulting Agreement. Pursuant to the Exclusive Technical Service and Business Consulting Agreement dated April 20, 2022, Liandu WFOE agreed to provide exclusive technical services and business consultancy services to Qingtian International School and its sponsor, Lishui Mengxiang. In consideration of the technical and business consultancy services provided by Liandu WFOE, Qingtian International School and its sponsor, Lishui Mengxiang agreed to pay Liandu WFOE a service fee; (vi) Equity Pledge Agreement. Pursuant to the Equity Pledge Agreement dated April 20, 2022, the shareholders unconditionally and irrevocably pledged all of their equity interests in Lishui Mengxiang to Liandu WFOE to guarantee performance of the obligations of the VIEs under the Exclusive Call Option Agreement, Business Cooperation Agreement, Exclusive Technical Service and Business Consulting Agreement, Proxy Agreement for Shareholders, Proxy Agreement for School’s Sponsors and Council Members and Loan Agreement, each as described above the shareholders of Lishui Mengxiang agreed that without prior written consent of the Liandu WFOE, they shall not transfer or dispose of the pledged equity interests, or create or allow any encumbrance on the pledged equity interests.”

7.

We note your amended disclosure in response to comment 7, including that your PRC legal counsel, Beijing DeHeng Law Offices, has advised that your PRC subsidiaries and the VIEs are currently not required to obtain regulatory approval from the CSRC and the CAC. In future filings, please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will include the required disclosure in future Annual Reports on Form 20-F as follows, with necessary updates.

Regulatory approval from the China Securities Regulatory Commission (CSRC)

“As of the date of this annual report, based on our understanding of the current PRC laws and regulations, we are not required to obtain approvals from the CSRC to maintain the listing status of our ADSs on the Nasdaq or to conduct offerings of securities in the future. However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, regulations and rules or detailed implementations and interpretations in any form relating to the M&A Rules.

In addition, on December 24, 2021, the CSRC issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Enterprises (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Enterprise (Draft for Comments) (collectively, the “Overseas Listing Rules”), which propose to require domestic enterprises with direct or indirect overseas offering securities and listing shall apply for record-filing in accordance with these Measures. Meanwhile, according to the press conference of a CSRC official, on the premise of abiding by domestic laws and regulations, VIE structured enterprises which satisfy compliance requirements may be listed overseas upon completion of filing; and in term of system design, the filing procedure shall be implemented firstly on the Chinese companies that seek to offer and list securities in overseas markets after the implementation of the Overseas Listing Rules and the filing of other existing enterprises will be otherwise arranged and given a full transitional period. According to Relevant Officials of the CSRC Answered Reporter Questions, new initial public offerings and refinancing by existent overseas listed Chinese companies will be required to go through the filing process; other existent overseas listed companies will be allowed sufficient transition period to complete their filing procedure. However, it is uncertain when and in what form the Overseas Listing Rules will be enacted.

If it is determined that CSRC approval is required to maintain the listing status of our ADSs on the Nasdaq or to conduct offerings of securities in the future, or if we inadvertently conclude that such approvals are not required, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to obtain or delay in obtaining CSRC approval for our continued listing status or offering securities in the future. These sanctions may include fines and penalties on our operations in China, limitations on our operating privileges in China, delays in or restrictions on the repatriation of the proceeds from our offerings of securities into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, reputation, financial condition, results of operations, prospects, as well as the trading price of the ADSs. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals to maintain the listing status of our ADSs on the Nasdaq or to conduct offerings of securities in the future, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to maintain the listing status of our ADSs on the Nasdaq or continue to offer securities to investors and cause the value of our ADSs to significantly decline or be worthless.

Regulatory approval from the Cyberspace Administration of China (CAC)

“On December 28, 2021, the CAC published the Measures for Cyber Security Review, which further restates and expands the applicable scope of the cybersecurity review. Pursuant to the Measures for Cyber Security Review, network platform operators grasping the personal information of more than 1 million users must apply to the office for cyber security review for cyber security review for foreign listing, and operators of critical information infrastructure purchasing network products and services are also obligated to apply for the cybersecurity review for such purchasing activities.

We currently have less than 100 subscribers on our digital platform such as WeChat public account. We have no registered users on our website. We only require and obtain user information after users register with us. Although the CAC Revised Measures provides no further explanation on the extent of “network platform operator” and “foreign” listing, as advised by our PRC counsel, Beijing DeHeng Law Offices, we do not need to apply for a cyber security review pursuant to the above regulation to maintain the listing status of our ADSs on the Nasdaq, given that (i) we are not in possession of personal information of over one million users and it is also very unlikely that it will reach such threshold in the near future; and (ii) as of the date of the annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying us as a critical information infrastructure operator.

Considering that the CAC Revised Measures empowers the cybersecurity review office to initiate cybersecurity review when they believe any particular data processing activities “affect or may affect national security”, it is uncertain whether the competent government authorities will deem that our data processing activities may affect national security and thus initiate the cybersecurity review against our business. Although we believe we currently are not required to obtain clearance from the CAC in order to maintain the listing status of our ADSs on the Nasdaq under the Measures for Cybersecurity Review or the Opinions on Strictly Cracking Down on Illegal Securities Activities, we face uncertainties as to the interpretation or implementation of such regulations or rules, and if required, whether such clearance can be timely obtained, or at all. If we were to subject to such review in order to maintain the listing status of our ADSs on the Nasdaq, during such review, we may be required to suspend our operation and experience other disruptions to our operations. Cybersecurity review could also result in negative publicity with respect to our company and diversion of our managerial and financial resources. Further, failure of cybersecurity, data privacy and data security compliance could subject us to penalties, damage our reputation and brand, and adversely harm our business and results of operations.”

8.

We note your amended disclosure in response to comment 11. In future filings, please revise to include your explanation as to why you believe you do not need CAC approval in the Key Information section, in the section titled “Permissions Required for Our Operations in China.”

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will include the required disclosure in future Annual Reports on Form 20-F as follows, with necessary updates.

“On December 28, 2021, the CAC published the Measures for Cyber Security Review, which further restates and expands the applicable scope of the cybersecurity review. Pursuant to the Measures for Cyber Security Review, network platform operators grasping the personal information of more than 1 million users must apply to the office for cyber security review for cyber security review for foreign listing, and operators of critical information infrastructure purchasing network products and services are also obligated to apply for the cybersecurity review for such purchasing activities.

We currently have less than 100 subscribers on our digital platform such as WeChat public account. We have no registered users on our website. We only require and obtain user information after users register with us. Although the CAC Revised Measures provides no further explanation on the extent of “network platform operator” and “foreign” listing, as advised by our PRC counsel, Beijing DeHeng Law Offices, we do not need to apply for a cyber security review pursuant to the above regulation to maintain the listing status of our ADSs on the Nasdaq, given that (i) we are not in possession of personal information of over one million users and it is also very unlikely that it will reach such threshold in the near future; and (ii) as of the date of the annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying us as a critical information infrastructure operator.

Considering that the CAC Revised Measures empowers the cybersecurity review office to initiate cybersecurity review when they believe any particular data processing activities “affect or may affect national security”, it is uncertain whether the competent government authorities will deem that our data processing activities may affect national security and thus initiate the cybersecurity review against our business. Although we believe we currently are not required to obtain clearance from the CAC in order to maintain the listing status of our ADSs on the Nasdaq under the Measures for Cybersecurity Review or the Opinions on Strictly Cracking Down on Illegal Securities Activities, we face uncertainties as to the interpretation or implementation of such regulations or rules, and if required, whether such clearance can be timely obtained, or at all. If we were to subject to such review in order to maintain the listing status of our ADSs on the Nasdaq, during such review, we may be required to suspend our operation and experience other disruptions to our operations. Cybersecurity review could also result in negative publicity with respect to our company and diversion of our managerial and financial resources. Further, failure of cybersecurity, data privacy and data security compliance could subject us to penalties, damage our reputation and brand, and adversely harm our business and results of operations.”

The Holding Foreign Companies Accountable Act, page 10

9.

We note your new disclosure discussing the PCAOB, HFCAA and AHFCAA. In addition, when discussing the HFCAA in future filings, please update your disclosure throughout the annual report to discuss the fact that on August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will include the required disclosure in future Annual Reports on Form 20-F as follows, with necessary updates.

“On August 26, 2022, the PCAOB signed a statement of protocol agreement with the CSRC and the PRC Ministry of Finance, or the “Cooperative Agreement.” According to the fact sheets published by the PCAOB, the PCAOB has the sole discretion in selecting the subject of its inspections and investigations without input from the Chinese authorities, and that procedures are in place to allow PCAOB inspectors and investigators to review complete audit working papers of accounting firms located in mainland China and Hong Kong. If the PCAOB is satisfied with its access to complete records of audit work papers during its inspections, it may reverse its current view of inability to inspect accounting firms in mainland China and Hong Kong, which would prevent the securities of China based, U.S.-listed companies from being delisted pursuant to the HFCA Act. However, the PCAOB cautioned that the signing of the Cooperative Agreement was only the first step toward complete access for inspection in mainland China and Hong Kong. The PCAOB sent its inspectors to Hong Kong in September 2022 to start onsite inspection work on the selected firms, and is expected to make a determination on its complete access for inspection in mainland China and Hong Kong by December 2022. There is no assurance that the PCAOB will be satisfied with its access to complete records of audit work papers during its inspections and reverse its current view. If the PCAOB does not reverse its current view by December 2022, the risk and uncertainty associated with a potential delisting may continue to adversely affect the price of the ADSs.”

Risk Factor Summary, page 11

10.

We note your additional disclosure in response to comment 6 and reissue it in part. In future filings, the risk factor summary section should include a summary and cross-reference to your PRC legal system risk factor.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will include the required disclosure in future Annual Reports on Form 20-F as follows, with necessary updates.

“The inherent uncertainties in the PRC legal system could materially and adversely affect us. The PRC legal system continues to evolve rapidly. The interpretations of such laws and regulations may not always be consistent, and enforcement of these laws and regulations involves significant uncertainties and can change quickly with little advance notice, any of which could limit the available legal protections. See ‘Risk Factors — Risks Relating to doing business in China — The inherent uncertainties in the PRC legal system could materially and adversely affect us.’”

In connection with these responses, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions about the responses contained herein, please contact Siyi Ye at +86-0578-2267142 or by email at irlxeh@lsmxjy.com.

Yours sincerely,

Lixiang Education Holding Co., Ltd.

By:	/s/ Biao Wei
Name: Biao Wei
Title: Chief Executive Officer